Exhibit 99.2

COINCHECK GROUP ANNOUNCES PARTNERSHIP WITH KDDI CORPORATION TO EXPAND ACCESS TO DIGITAL ASSETS

KDDI TO HOLD A 14.9% STAKE IN COINCHECK GROUP

●	Coincheck Group and KDDI sign Share Subscription and Investor Rights Agreement for KDDI to receive newly issued shares of Coincheck Group at $2.28 per share, for an aggregate cash purchase price of $65 million

●	Upon closing, KDDI to hold 14.9% of Coincheck Group’s outstanding ordinary shares

●	Coincheck, Inc. and KDDI also sign business alliance agreement to commence collaborative initiatives

Amsterdam, Netherlands – May 12, 2026 -- Coincheck Group N.V. (NASDAQ: CNCK) (“Coincheck Group” or the “Company”) and KDDI Corporation (TYO: 9433) (“KDDI”) today announced they have entered into an agreement (the “Subscription Agreement”) pursuant to which KDDI, a telecommunications company with one of the largest customer bases in Japan, will invest in Coincheck Group, a Dutch public limited liability company that provides digital asset trade execution, custody, staking and asset management services. Concurrently with the signing of the Subscription Agreement, Coincheck Group’s Japanese subsidiary, Coincheck, Inc., entered into a business alliance agreement with KDDI focused on collaborative initiatives aimed at expanding the digital asset market in Japan, including through mutual customer referral programs and related revenue sharing and referral fees. By combining KDDI’s distribution reach and trusted consumer interfaces with Coincheck’s crypto asset platform and product expertise, the parties aim to reduce onboarding friction, broaden mainstream access to digital assets, and expand practical day-to-day use cases across KDDI’s ecosystem in Japan.

Under the Subscription Agreement, KDDI will subscribe for 28,536,516 newly issued Coincheck Group ordinary shares at a price of $2.28 per share, for an aggregate cash purchase price of $65,063,256.48 (the “Transaction”).

The Transaction is expected to close in June 2026. KDDI will receive registration rights for the acquired shares and will have the right to nominate one individual for appointment to the Company’s board, as a non-executive director, at Coincheck Group’s next Annual General Meeting, which is anticipated to be held in September 2026.

Pascal St-Jean, Coincheck Group’s Chief Executive Officer, commented: “We believe our partnership with KDDI is a clear signal of where our industry is headed – the convergence of traditional financial services and digital assets. Institutions of KDDI's stature are no longer asking whether to engage, but who they can trust to engage with at a large scale. KDDI's decision to make a significant strategic investment in Coincheck Group, alongside our commercial alliance, we think reflects that judgment. Coincheck Group has done the deliberate, disciplined work of building the regulatory standing, infrastructure, and institutional capability that makes us the platform of choice for partners of KDDI’s caliber. And we are excited about what this means for people in Japan — the opportunity for millions of consumers to gain easier, more-trusted access to digital assets through an institution they already know and rely on every day."

Shumpei Tatebayashi, Deputy General Manager, Open Innovation Division, of KDDI Corporation, commented: “We are pleased to announce this new chapter through our partnership with Coincheck Group, a global leader in digital asset technology, and Coincheck, Inc., which operates one of Japan’s largest digital asset exchanges. The digital asset landscape is evolving rapidly, driven by regulatory developments, technological innovation, and increasing public interest. As we move forward in this environment, we believe that ensuring safety and trust is just as essential as delivering convenience and innovation. This partnership represents an important milestone in our efforts to bring new, reliable, and trusted financial services to the Japanese market. By establishing a strong technical and business alliance, we are committed to accelerating the adoption of digital asset-based financial services and making them accessible and practical for everyone.”

Coincheck Group has been advised by J.P. Morgan, as financial advisor, and De Brauw Blackstone Westbroek and Simpson Thacher & Bartlett LLP, as legal counsel.

About Coincheck Group N.V.

Coincheck Group N.V. (NASDAQ: CNCK) seeks to bring together retail scale, institutional capability and resilient infrastructure in one digital finance platform offering. Built on its leadership position in Japan as a retail crypto asset exchange provider, the company is expanding into institutional services and digital asset infrastructure across multiple markets. Its offerings include trade execution, custody, staking and asset management services alongside ongoing development in on-chain finance.

About KDDI Corporation

KDDI is a telecommunication service provider in Japan, offering a multitude of services to individual customers through its "au", "UQ mobile" and "povo" brands, and to corporate customers through its "KDDI BUSINESS" brand. In May 2022, KDDI announced "KDDI VISION 2030: The creation of a society in which anyone can make their dreams a reality by enhancing the power to connect."

Media and Investor Relations Contact:

CoincheckIR@icrinc.com

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about plans, goals, objectives, expectations and intentions with respect to future operations, products and services, and commercial relationships; and other statements identified by words such as “aim,” “aimed,” “expected,” “potential,” “anticipated,” “headed,” “think,” “opportunity,” or words of similar meaning or the negative thereof. Such forward-looking statements are based upon the current beliefs and expectations of the Company’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the Company’s control, which could cause actual results or events to differ materially from those presently anticipated; such risks, uncertainties, and assumptions, include, among others: (i) the issuance of a significant number of Coincheck Group shares resulting in immediate and substantial dilution to existing shareholders of Coincheck Group; (ii) Coincheck Group’s use of the funds it will receive from the issuance of shares to KDDI having disappointing or unsuccessful results; (iii) the business alliance with KDDI having less positive results than expected or otherwise being unsuccessful; (iv) changes in the cryptocurrency and digital asset markets in which the Company competes, including with respect to its competitive landscape, technology evolution or regulatory changes; (v) changes in global political, economic or industry conditions, the interest rate environment or conditions affecting the financial and capital markets, including the effects of inflation, trade policies and government regulation; (vi) changes in economic conditions and consumer sentiment; (vii) the price of crypto assets and volume of transactions on the Company’s platforms; (viii) the development, utility and usage of crypto assets; (ix) demand for any particular crypto asset; (x) cyberattacks and security breaches on the Company platforms; (xi) the Company’s ability to introduce new products and services or obtain regulatory licenses or approvals required to offer them, (xii) the Company’s ability to execute its growth strategies, including identifying and executing B2B or B2B2C relationships, or acquisitions; (xiii) the ability to grow and manage growth profitably; and (xiv) other risks and uncertainties discussed in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including its Annual Report on Form 20-F for the fiscal year ended March 31, 2025, as such factors may be updated from time to time, which are or will be accessible on the SEC’s website at www.sec.gov. The forward-looking statements included in this press release are made only as of the date of this press release and the Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required by law.